08031917

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 27723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARA, SHULL & MAY, LTD. AKA (LSM INVESTMENTS, LTD)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7600 LEESBURG PIKE, SUITE 120 EAST
(No. and Street)

FALLS CHURCH (City) VA (State) 22043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK T. SHULL (703) 827-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 271, 44 NASHUA RD, STE 15 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FRANK T. SHULL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LARA, SHULL & MAY, LTD., as of MARCH 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public #283101

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARA, SHULL & MAY, LTD.

FINANCIAL STATEMENTS

MARCH 31, 2008

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Lara, Shull & May, Ltd.
Falls Church, VA

We have audited the accompanying statement of financial condition of Lara, Shull & May, Ltd. (the Company) as of March 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lara, Shull & May, Ltd. as of March 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 27, 2008

LARA, SHULL & MAY, LTD.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2008

ASSETS

Cash and cash equivalents	$ 525,813
Receivable from broker-dealers and clearing organizations	481,176
Deposit with clearing organization	25,000
Receivable from non-customers	83,556
Furniture and equipment, at cost less, accumulated depreciation of $11,719	135,253
Security deposits	10,728
Customer list, management contract and trade names, net of accumulated amortization of $221,750	4,449,892
Prepaid expenses and other assets	10,728
Total Assets	$ 5,722,146

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 556
Commissions payable	57,386
Due to member	7,000
Income taxes payable	25,966
Deferred rent	101,738
Total Liabilities	192,646
Members' Equity	
Members' equity	5,529,500
Total Members' Equity	5,529,500
Total Members' Equity and Liabilities	$ 5,722,146

The accompanying notes are an integral part of these financial statements.

LARA, SHULL & MAY, LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2008

Revenues:	
Commissions	$ 436,724
Fee income	1,410,828
Interest and dividends	5,682
Other income	1,963,873
	3,817,107
Expenses:	
Employee compensation and benefits	825,539
Commissions and clearance fees	1,428,503
Management fees	338,668
Occupancy	190,722
Other expenses	1,126,594
	3,910,026
Income (Loss) Before Income Taxes	(92,919)
Provision for Income Taxes	25,966
Net Income (Loss)	$ (118,885)

The accompanying notes are an integral part of these financial statements.

LARA, SHULL & MAY, LTD.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2008

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Members' Equity	Total
Balance at April 1, 2007	$ 240	$ 76,043	$ 376,910	$ -	$ 453,193
Sale of company assets	(240)	(76,043)	(376,910)	5,648,385	5,195,192
Net Income (Loss)				(118,885)	(118,885)
Balance at March 31, 2008	$ -	$ -	$ -	$ 5,529,500	$ 5,529,500

The accompanying notes are an integral part of these financial statements.

LARA, SHULL & MAY, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (118,885)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 11,719	
Amortization	221,750	
(Increase) decrease in operating assets:		
Increase in receivable from broker-dealers	(37,362)	
Decrease in certificate of deposit	14,921	
Decrease in investment accounts with clearing organization	76,594	
Decrease in note receivable	75,000	
Decrease in prepaid expenses and other assets	751	
Increase in receivable from noncustomers	(69,467)	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable	(8,961)	
Decrease in commissions payable	(202,590)	
Increase in due to member	7,000	
Increase in deferred rent	101,738	
Decrease in deferred taxes payable	(42,782)	
Increase in income taxes payable	25,043	
Total adjustments		173,354
Net cash provided by operating activities		54,469
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements		(119,250)
Net cash used by investing activities		(119,250)
Cash flows from financing activities		
Cash contributed by member		523,550
Net cash provided by financing activities		523,550
Net increase in cash		458,769
Cash at beginning of the year		67,044
Cash at end of the year		$ 525,813

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 1,631
Income tax payments	$ 398

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

LARA, SHULL & MAY, LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2008

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated on March 17, 1981 in the Commonwealth of Virginia. On October 1, 2007 the Company's assets were purchased by Focus Financial Partners, LLC and the Company was reorganized as a limited liability company, Lara, Shull & May, LLC. As a limited liability company the members' liability is limited to their investment. The accompanying financial statements include the results of operations for the corporation from April 1, 2007 through September 30, 2007 and the LLC operations from October 1, 2007 through March 31, 2008. It provides a securities brokerage service to its clients, but does not clear its own transactions or hold customer funds or securities. Related commission revenue and expenses are recorded on a trade date basis. The Company also provides investment and financial planning services and insurance and annuity products. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the term of the lease. For the fiscal year ended March 31, 2008, depreciation expense was $11,719.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Investment Advisory Fees

Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Clearing Agreements – All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Advertising and Marketing – The Company's policy is to expense advertising and marketing costs as incurred. Advertising and marketing expense for 2008 was $49,285.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $358,167 at March 31, 2008, which exceeded required net capital of $12,843 by $345,324. The ratio of aggregate indebtedness to net capital at March 31, 2008 was 53.8%.

NOTE 3- TAXES ON INCOME

The Company operating as an LLC has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

Taxes on income during the corporation's operations consist of the following:

	Federal	State	Total
Current	$20,247	$ 5,719	$ 25,966
Deferred	0	0	0
	$20,247	$ 5,719	$ 25,966

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next five years is as follows:

2008	$128,737
2009	132,623
2010	136,607
2011	140,688
2012	144,914
	$683,569

Rent expense for the office space for the fiscal year 2008 was $183,851.

NOTE 5- RETIREMENT PLAN

The Company maintains a profit sharing retirement plan for the benefit of employees who meet certain age and service requirements. Contributions to the plan are determined by the Board of Directors. Contributions to the plan were $0 for the year ended March 31, 2008.

Effective April 1, 1998, the Company adopted a Simple IRA plan (the Plan) covering all employees. Under the terms of the Plan, the employees are eligible to make contributions to the Plan. In addition, the Company is required to make a nonelective contribution equal to two percent of each employee's compensation. Contributions to the plan totaled $0 for the period ended March 31, 2008.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

LARA, SHULL & MAY, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

MARCH 31, 2008

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment at March 31, 2008 consists of the following:

Furniture and Equipment	$ 23,350
Leasehold Improvements	123,622
	146,972
Less Accumulated Depreciation and Amortization	11,719
	$135,253

NOTE 8 - INTANGIBLE ASSETS

Intangible assets consist of the following:

Customer List	$3,700,000
Management Contract	1,200,000
Trade Names	270,000
Negative Goodwill	(498,358)
	$4,671,642
Less Accumulated Amortization	221,750
	$4,449,892

The Company's intangible assets, except goodwill, will be amortized over the estimated useful life of each asset, ranging from 10 to 20 years. Negative goodwill will be reviewed by management annually to determine if re-evaluation or impairment should be considered.

LARA, SHULL & MAY, LTD.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED MARCH 31, 2008

LARA, SHULL & MAY, LTD.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2008

Total ownership equity from statement of financial condition	$ 5,529,500
Total nonallowable assets from statement of financial condition	(5,171,333)
Net capital before haircuts on securities positions	358,167
Haircuts on securities	-
Net capital	$ 358,167
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 192,646
Total aggregate indebtedness	$ 192,646
Percentage of aggregate indebtedness to net capital	53.8%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 12,843
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 12,843
Excess net capital	$ 345,324

LARA, SHULL & MAY, LTD.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT MARCH 31, 2008

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED March 31, 2008	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT March 31, 2008
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 5,462,919	$ 66,581	$ 5,529,500
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	5,082,498	88,835	5,171,333
Haircuts on securities	-	-	-
Total deductions	5,082,498	88,835	5,171,333
Net capital	$ 380,421	$ (22,254)	$ 358,167

SCHEDULE II

LARA, SHULL & MAY, LTD.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

MARCH 31, 2008

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

LARA, SHULL & MAY, LTD.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

MARCH 31, 2008

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

LARA, SHULL & MAY, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2008

Lara, Shull & May, Ltd., is exempt from the reserve requirements of Rule 15c3-3 (k) (2) (ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sec.Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243 FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Lara, Shull & May, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Lara, Shull & May, Ltd., (the Company), for the year ended March 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 27, 2008

END